UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JANUARY 21, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ista Pharmaceuticals, Inc.

File No. 0-31255 – CF # 24500

_____

       Ista Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on December 17, 2009.

       Based on representations by Ista Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

       Exhibit 10.2   through December 17, 2019

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

       Daniel S. Greenspan
       Special Counsel